CBL INTERNATIONAL LIMITED
LEVEL 23-2, MENARA PERMATA SAPURA
KUALA LUMPUR CITY CENTRE, 50088 KUALA LUMPUR
MALAYSIA

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. You can also email your completed proxy card to investors@banle-intl.com. Please make sure the proxy card will be received by the respective recipients no later than April 21, 2024 at 11.59 am Eastern Time.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V37555-P07182

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

CBL INTERNATIONAL LIMITED

The Board of Directors recommends you vote FOR the following proposals:

1. To approve, by separate ordinary resolutions, the re-election of the following persons as directors of the Company (the "**Directors**") to serve until they cease to be Directors in accordance with the articles of association of the Company (the "**Articles of Association**"):

Nominees:	**For**	**Against**	**Abstain**
1a. Mr. Teck Lim Chia	☐	☐	☐
1b. Mr. Koon Liang Ong	☐	☐	☐
1c. Mr. Khai Fei Wong	☐	☐	☐

	For	**Against**	**Abstain**
2. To ratify, by ordinary resolution, the appointment of MRI Moores Rowland LLP ("MRI") as the Company's independent registered public accounting firm effective February 23, 2024 and for the fiscal year ending December 31, 2022 & 2023, and to authorize the Board of Directors to fix the remuneration of MRI.	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:
The Form 6-K is available at www.proxyvote.com.

V37556-P07182

CBL INTERNATIONAL LIMITED
ANNUAL GENERAL MEETING OF SHAREHOLDERS
APRIL 24, 2024 10:00 AM, (Hong Kong Time)
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The shareholder(s) hereby appoint(s) _________________ of _________________ or, if no person is otherwise specified, TECK LIM CHIA as proxy, with the power to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of CBL INTERNATIONAL LIMITED that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held at 10:00 AM, (Hong Kong Time), on April 24, 2024, at Suite 3602-03A, Skyline Tower, 39 Wang Kwong Road, Kowloon Bay, Hong Kong and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side